Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Three
	Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations	$(153,586)	$223,613	$298,744	$316,265	$227,288	$242,887
Income taxes	(96,174)	71,918	150,910	155,855	129,533	133,771
Fixed charges	61,708	241,724	235,705	225,119	214,430	214,803

Total earnings	$(188,052)	$537,255	$685,359	$697,239	$571,251	$591,461

Fixed Charges:
Interest expense	$55,806	$216,038	$208,521	$196,826	$185,087	$183,527
Estimated interest portion of annual rents	5,902	25,686	27,184	28,293	29,343	31,276

Total fixed charges	$61,708	$241,724	$235,705	$225,119	$214,430	$214,803

Preferred Stock Dividend Requirements:
Income before income taxes	$(249,760)	$295,531	$449,654	$472,120	$356,821	$376,658
Net income from continuing operations	(153,586)	223,613	298,744	316,265	227,288	242,887

Ratio of income before income taxes to net income	1.626	1.322	1.505	1.493	1.570	1.551
Preferred stock dividends	—	—	—	—	—	—

Preferred stock dividend requirements – ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$61,708	$241,724	$235,705	$225,119	$214,430	$214,803
Preferred stock dividend requirements	—	—	—	—	—	—

Total	$61,708	$241,724	$235,705	$225,119	$214,430	$214,803

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	(3.04)	2.22	2.90	3.09	2.66	2.75